SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                 Amendment #1

                                 Avantair, Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share,

                         (Title of Class of Securities)

                                    03979E100
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 750-7117
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 2 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,015,981**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,015,981**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,015,981**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.1**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own approximately 10.6% of the Company's outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases, and 233,010 Shares that may be acquired upon the conversion of 12,000 Series A Convertable Preferred Stock into Common stock at the ratio of 19.417 Common Stock per each Series A Preferred Share. The Reporting Parties have not yet exercised any of the warrants or converted any of the Preferred Shares. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants or Series A Preferred Stock held by security holders other than the Reporting Parties, whether or not exercisable.


------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 3 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,247,481**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,247,481**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,247,481**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.3%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own approximately 10.7% of the Company's outstanding common stock. In addition, Mr. Sonkin owns 231,500 Warrants in his and Mrs. Sonkin's IRA and brokerage Accounts. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,405,090 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases, and 233,010 Shares that may be acquired upon the conversion of 12,000 Series A Convertable Preferred Stock into Common stock at the ratio of 19.417 Common Stock per each Series A Preferred Share. The Reporting Parties have not yet exercised any of the warrants or converted any of the Preferred Shares. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants or Series A Preferred Stock held by security holders other than the Reporting Parties, whether or not exercisable.


 .

------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 4 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,015,981**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,015,981**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,015,981
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.1%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own approximately 10.6% of the Company's outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases, and 233,010 Shares that may be acquired upon the conversion of 12,000 Series A Convertable Preferred Stock into Common stock at the ratio of 19.417 Common Stock per each Series A Preferred Share. The Reporting Parties have not yet exercised any of the warrants or converted any of the Preferred Shares. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants or Series A Preferred Stock held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================


------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 5 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   708,588**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               708,588**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     708,588**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**See Item 5 (a)
================================================================================




------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 6 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    927,527**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               927,527**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     927,527**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.6%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**See Item 5 (a)
================================================================================


------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 7 of 11 Pages
------------------------                            ----------------------------
   1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     1,379,866**

  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,379,866**

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      1,379,86**

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**See Item 5 (a)
================================================================================


------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                      Page 8 of 11 Pages
------------------------                            ----------------------------

     AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 1, dated November 26, 2007, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on March 2, 2007 (the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share, of Avantair, Inc., a Delaware Corporation.

Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:



ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of November 26, 2007, Hummingbird has caused HVF, Microcap Fund, and Concentrated Fund to invest approximately $2,178,200, $2,618,176, and $3,610,567, respectively, in the Shares of the Issuer using their working capital.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 3,015,981 Shares representing approximately 18.1% of the outstanding Shares of the Issuer (based upon 15,220,817 Shares outstanding as of November 14, 2007 as reported on Form 10-Q for the quarter ending September 30,2007, plus 1,173,590 Shares that may be acquired upon the exercise of the Warrants, plus 233,010 Shares that may be acquired upon conversion of the Series A Convertible Preferred Stock.) Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

          Mr. Sonkin, as the managing member and control person of Hummingbird, may be deemed to have the sole voting and investment authority over the Shares beneficially owned by Hummingbird and, for purposes of Rule 13d-3, may be deemed to be the beneficial owner of 3,247,481 Shares representing approximately 19.3% of the outstanding Shares of the Issuer (based upon 15,220,817 Shares outstanding as of November 14, 2007 as reported on Form 10-Q for the quarter ending September 30,2007, plus 1,405,090 Shares that may be acquired upon the exercise of the Warrants, plus 233,010 Shares that may be acquired upon conversion of the Series A Convertible Preferred Stock.). Mr. Sonkin disclaims any beneficial ownership of the Shares covered by this Statement, other than the 231,500 warrants owned in his and Mrs. Sonkin's IRA and brokerage Accounts.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                     Page 9 of 11 Pages
------------------------                            ----------------------------

          HC, as the general partner of each of HVF, Microcap Fund, and Concentrated Fund, may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 3,015,981 Shares representing approximately 9.7% of the outstanding Shares of the Issuer (based upon 15,220,817 Shares outstanding as of November 14, 2007 as reported on Form 10-Q for the quarter ending September 30,2007, plus 1,173,590 Shares that may be acquired upon the exercise of the Warrants, plus 233,010 Shares that may be acquired upon conversion of the Series A Convertible Preferred Stock.) HC disclaims any beneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial owner of 708,588 shares or 4.3% of the outstanding Shares of the Issuer, including 403,375 shares of Common Stock, 227,543 warrants, and 4000 Shares of Series A Convertible Preferred Stock, and assuming the exercise of all warrants owned by HVF, Microcap Fund and Concentrated Fund, and the conversion of all Series A Convertible Preferred Stock owned by HVF, Microcap Fund and Concentrated Fund.

          Microcap Fund is the beneficial owner of 927,527 shares or 5.6% of the outstanding Shares of the Issuer, including 474,607 shares of Common Stock, 375,250 warrants, and 4000 Shares of Series A Convertible Preferred Stock, and assuming the exercise of all warrants owned by HVF, Microcap Fund and Concentrated Fund, and the conversion of all Series A Convertible Preferred Stock owned by HVF, Microcap Fund and Concentrated Fund.

	  Concentrated Fund is the beneficial owner of 1,379,866 SHARES or 8.3% of the outstanding Shares of the Issuer, including 731,399 shares of Common Stock, 570,797 warrants, and 4000 Shares of Series A Convertible Preferred Stock, and assuming the exercise of all warrants owned by HVF, Microcap Fund and Concentrated Fund, and the conversion of all Series A Convertible
Preferred Stock owned by HVF, Microcap Fund and Concentrated Fund.


	  Paul D. sonkin is the owner of 231,500 Warrants.


          (c) Hummingbird caused HVF to effect transactions in the Series A Convertible Preferred Stock duringthe past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

11/13/2007	 private placement		4,000		100



          Hummingbird caused the Microcap Fund to effect transactions in the Series A Convertible Preferred Stock duringthe past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

11/13/2007	 private placement		4,000		100


          Hummingbird caused the Concentrated Fund to effect transactions in the Series A Convertible Preferred Stock duringthe past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

11/13/2007	 private placement		4,000		100

------------------------                            ----------------------------
CUSIP No. 03979E100                13D/A                     Page 10 of 11 Pages
------------------------                            ----------------------------




           (d)         Inapplicable.

           (e)         Inapplicable.



                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 26, 2007           HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN



                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                 HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   Paul D. Sonkin